UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its notification of registration on Form N-8A filed on November 8, 2024 to register under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to its notification of registration submits the following information:

Name:	C1 FUND INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

228 HAMILTON AVENUE, THIRD FLOOR, PALO ALTO, CA 94301

Telephone Number (including area code):	(650) 374-7800

Name and address of agent for service of process:	DAVID HYTHA, CHIEF FINANCIAL OFFICER

228 HAMILTON AVENUE, THIRD FLOOR, PALO ALTO, CA 94301

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐   NO ☒

Item 1.	Exact name of registrant.

C1 FUND INC.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: MARYLAND

Date of organization: AUGUST 16, 2024

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

CORPORATION

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

MANAGEMENT COMPANY

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

CLOSED-END COMPANY

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

NON-DIVERSIFIED

Item 6.	Name and address of each investment adviser of registrant.

C1 ADVISORS LLC

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

LAKE DAI, NAJAMUL KIDWAI, MATTHEW KRNA, MICHAEL LEMPRES, JEFFERY H. SINGER, SARA WARDELL-SMITH AND MICHAEL ZHAO

ADDRESS FOR ALL DIRECTORS IS 228 HAMILTON AVENUE, 3RD FLOOR, PALO ALTO, CA 94301

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE

Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

NO

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

YES

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

YES

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

ONE BENEFICIAL OWNER: C1 HOLDINGS LLC

Item 10.	State the current value of registrant’s total assets.

$100

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

NO

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Virginia Beach and state of Virginia on the 12th day of November, 2024.

C1 FUND INC.
Attest:	/s/ Najamul Kidwai	By:	/s/ David Hytha
	Name: Najamul Kidwai Title: President and CEO	Name: David Hytha Title: Secretary, Treasurer and Chief Financial Officer

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